SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________

INFORMATION STATEMENT PURSUANT TO
SECTION 14F-1 OF THE
SECURITIES EXCHANGE ACT OF 1934
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BY DESIGN, INC.
(Name of Subject Company)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

12430M-10-6
(CUSIP Number of Class of Securities)

Gary S. Ohlbaum
President and Chief Executive Officer
By Design, Inc.
2519 East Kentucky Ave.
Denver, Colorado 80209
                                          Tel.: (303) 660-6964
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

_______________

With a copy to:

Greenberg Traurig, LLP
MetLife Building
200 Park Avenue, 15th Floor
New York, New York  10166
Phone: (212) 801-9200
Facsimile: (212) 801-6400
Attn: Spencer G. Feldman, Esq.

BY DESIGN, INC.
2519 East Kentucky Ave.
Denver, Colorado 80209
Tel.: (303) 660-6964

Information Statement Pursuant to Section 14(f) of the
Securities Exchange Act of 1934 and
Securities and Exchange Commission Rule 14f-1

Notice of Change in the
Majority of the Board of Directors

June 29, 2010

INTRODUCTION

The information contained in this Information Statement is being furnished to all holders of record of common stock of By Design, Inc. at the close of business on June 24, 2010 in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 under that act in order to effect a change in majority control of By Design’s Board of Directors other than by a meeting of stockholders.  This Information Statement is being distributed on or about June 29, 2010.

No Vote or Other Action by By Design’s Stockholders is Required in Response to this Information Statement.  Proxies Are Not Being Solicited.

On June 24, 2010, Deanie J. Underwood, our President and Chief Executive Officer, and Bradley C. Underwood, a significant shareholder of our company, privately sold 5,358,242 shares of our common stock, constituting approximately 74.4% of our outstanding shares, to certain unaffiliated, non-U.S. purchasers pursuant to separate stock purchase agreements.  As a result of the privately-negotiated sales, a change of control of our company occurred.

The unaffiliated purchasers purchased the shares for a total of approximately $100,000 in cash, inclusive of related acquisition costs.  The source of the funding for the cash payment was the general working capital of the various purchasers.  The terms of the purchase and sale transactions were as a result of arm’s-length negotiations between us and each of the purchasers.  Neither party had any relationship with the other prior to the transaction.

On June 24, 2010, we issued an aggregate of 40,802,198 new shares of our common stock to 16 unaffiliated non-U.S. investors, pursuant to separate stock subscription agreements.  We received total gross proceeds of approximately $262,679 in consideration for the sale of such shares.  We completed the sale of the new shares in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act of 1933 and Regulation D and Regulation S promulgated thereunder.

In connection with the change in control, Ms. Underwood, our sole officer, resigned from her positions.  Ms. Underwood also resigned as our sole director, with her resignation to take effect upon compliance by us with the provisions of Section 14(f) of the Securities Exchange Act of 1934 and Rule 14f-1 promulgated thereunder.  Gary S. Ohlbaum, the Group Managing Director of Nourican Trading Ltd., an international investment and advisory firm, was elected a director of our company and appointed to be our President, Chief Executive Officer and Chief Financial Officer.

The business focus of our company was not changed in connection with the transactions described above.

As of the date of this Information Statement, we have 50,000,000 outstanding shares of common stock.  No other shares of capital stock, warrants, stock options or other securities are outstanding.  We intend to amend our articles of incorporation to increase the total number of shares of common stock that we are authorized to issue from 50,000,000 shares to 500,000,000 shares of common stock to accommodate future transactions, although we have no current agreements or commitments with respect to any such transactions.

Our common stock is the only class of securities entitled to vote.  Each share of common stock is entitled to one vote.  Stockholders of By Design will have the opportunity to vote with respect to the election of directors at the next annual meeting of By Design’s stockholders.

VOTING CONTROL AND MANAGEMENT

The following table sets forth the positions and offices presently held with By Design for each executive officer, present director and proposed director, each person’s age as of June 24, 2010, and the number of shares of common stock beneficially owned by each person.  The table also includes beneficial holders of at least 5% of By Design’s outstanding common stock.  Except as otherwise set forth below, the address of each of the persons listed below is c/o By Design, Inc., 2519 East Kentucky Ave., Denver, Colorado 80209.

				Shares of Common Stock Beneficially Owned(1)
Name	Age	Positions held with By Design	Director/ Executive Officer Since	Number of Shares	Percentage of Class(2)

Executive Officers, Present Directors and Proposed Directors:

Gary S. Ohlbaum	55	President, Chief Executive Officer and Chief Financial Officer	June 24, 2010	--	*

Deanie J. Underwood	54	Director and Former President, Chief Executive Officer, Secretary, Treasurer and Chief Financial Officer	February 23, 2005	1,921,978	3.8%

Shares of Common Stock Beneficially Owned(1)
Name	Age	Positions held with By Design	Director/ Executive Officer Since	Number of Shares	Percentage of Class(2)

All executive officers, present directors and proposed directors as a group (2 persons)	--	--	--	1,921,978	3.8%

5% Stockholders:

Mr. Guoping Jiang(3)	N/A	Stockholder	N/A	4,950,000	9.9%

Elemental Investments Ltd.(4)	N/A	Stockholder	N/A	4,400,000	8.8%

Rabeord Ltd.(5)	N/A	Stockholder	N/A	4,330,220	8.7%

Olghochpo Ltd.(6)	N/A	Stockholder	N/A	4,330,220	8.7%

Tyrells Lessisbest Holdings Pte. Ltd.(7)	N/A	Stockholder	N/A	3,550,000	7.1%
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*	Less than 1% of outstanding shares.

(2)	Based upon 50,000,000 shares of common stock outstanding on June 24, 2010.

(3)	The address for Mr. Guoping Jiang is Qing Yun Nan Qu Se She 9 Dong 51 Hao, Beijing, China.

(4)	The address for Elemental Investments Ltd. is 9B, Amtel Building, 148 Des Voeux Road Central, Hong Kong.

(5)	The address for Rabeord Ltd. is R.G. Hodge Plaza, 3rd Floor, Wickham’s Cay 1, P.O. Box 3483, Road Town, Tortola, British Virgin Islands VG1110.

(6)	The address for Olghochpo Ltd. is R.G. Hodge Plaza, 3rd Floor, Wickham’s Cay 1, P.O. Box 3483, Road Town, Tortola, British Virgin Islands VG1110.

(7)	The address for Tyrells Lessisbest Holdings Pte. Ltd. is 279 River Valley Road, #06-01 FDAWU Tower, Singapore 238320.

  Executive Officers, Present Directors and Proposed Directors

The principal occupations for the past five years (and, in some instances, for prior years) of each of By Design’s executive officers, present directors and proposed directors are as follows:

Gary S. Ohlbaum was elected a director, and appointed to be our President, Chief Executive Officer and Chief Financial Officer, on June 24, 2010.  Since 1991, Mr. Ohlbaum has been the Group Managing Director of Nourican Trading Ltd., an investment and advisory firm focusing primarily on the restaurant franchising, telecommunications and real estate sectors within Central and Eastern Europe.  From 2004 to November 2007, he served as a board member of Industrogradnja d.d., a construction and real estate company located in Zagreb, Croatia.  In 2001 and 2002, he was the Chairman and Chief Executive Officer of RealTeck B.V., the first tower management company in Central and Eastern Europe, located in Prague, Czech Republic.  From 1995 to 2001, Mr. Ohlbaum acted as the Chief Executive Officer of European Food & Entertainment Concepts Limited, the franchisee of T.G.I. Friday’s in the Czech Republic, Slovakia, Slovenia, Austria, Hungary, Germany and Italy.

Deanie J. Underwood served as our President, Chief Executive Officer, Treasurer and Chief Financial Officer from February 23, 2005 (our date of inception) through June 24, 2010, and as our Secretary from March 2009 through June 24, 2010.  She has also been a director of By Design since February 23, 2005.  Ms. Underwood has agreed to resign as a director in connection with the election of Mr. Ohlbaum to By Design’s board of directors.  Ms. Underwood has been involved in our business since 1996, through our unincorporated predecessor.  This has been her principal occupation during this period.

Meetings of By Design’s Board of Directors

By Design’s board of directors held one meeting during the year ended December 31, 2009.

Board Committees

By Design has not previously had an audit committee, compensation committee or nominations and governance committee.  Our board of directors expects to create such committees, in compliance with established corporate governance requirements, at a later date.

Audit Committee.  We plan to establish an audit committee of the board of directors.  The audit committee’s duties would be to recommend to the board of directors the engagement of independent auditors to audit our financial statements and to review our accounting and auditing principles.  The audit committee would review the scope, timing and fees for the annual audit and the results of audit examinations performed by the internal auditors and independent public accountants, including their recommendations to improve the system of accounting and internal controls.  The audit committee would at all times be composed exclusively of directors who are, in the opinion of the board of directors, free from any relationship which would interfere with the exercise of independent judgment as a committee member and who possess an understanding of financial statements and generally accepted accounting principles.

Compensation Committee.  We plan to establish a compensation committee of the board of directors.  The compensation committee would review and approve our salary and benefits policies, including compensation of executive officers.  The compensation committee would also administer any future incentive compensation plan, and recommend and approve grants of stock options and restricted stock under that plan.

Nominations and Governance Committee.  We plan to establish a nominations and governance committee of the board of directors.  The purpose of the nominations and governance committee would be to select, or recommend for our entire board’s selection, the individuals to stand for election as directors at the annual meeting of stockholders and to oversee the selection and composition of committees of our board.  The nominations and governance committee’s duties would also include considering the adequacy of our corporate governance and overseeing and approving management continuity planning processes.

Director Compensation

Directors are expected to timely and fully participate in all regular and special board meetings, and all meetings of committees that they may serve on.  We expect to compensate non-management directors through stock option or restricted stock grants under a future incentive compensation plan, although we have not determined the exact number of options or stock to be granted at this time.  Prior to June 24, 2010, directors of By Design were not compensated for their services as directors.

Indebtedness of Directors and Executive Officers

None of our executive officers or present or proposed directors, or their respective associates or affiliates, is indebted to us.

Family Relationships

There are no family relationships among our executive officers and present or proposed directors.

Legal Proceedings

As of the date of this information statement, there are no proceedings to which any of our present or proposed directors, executive officers, affiliates or stockholders is a party adverse to us.

EXECUTIVE COMPENSATION AND CERTAIN OTHER TRANSACTIONS

Executive Compensation

The table below summarizes the compensation earned for services rendered to By Design in all capacities for the years indicated, by its Chief Executive Officer and two most highly-compensated officers other than the Chief Executive Officer.

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Restricted Stock Award(s) ($)	Securities Underlying Options/ SARs (#)	LTIP Payouts ($)	All Other Compensation ($)

Gary S. Ohlbaum (1) President, Chief Executive Officer and Chief Financial Officer	2009	-	-	-	-	-	-	-
	2008	-	-	-	-	-	-	-
		-	-	-	-	-	-	-

Deanie J. Underwood (2) Former President, Chief Executive Officer, Treasurer, Secretary and Chief Financial Officer	2009	-	-	-	-	-	-	-
	2008	-	-	-	-	-	-	-
		-	-	-	-	-	-	-

________________

(1)	Mr. Ohlbaum joined By Design on June 24, 2010. No compensation was paid to him in any of the above periods.

(2)	Ms. Underwood resigned as an officer of By Design on June 24, 2010. She received no compensation in any of the above periods.

The aggregate amount of benefits in each of the years indicated did not exceed the lesser of $50,000 or 10% of the compensation of any named officer.

Options/SAR Grants and Fiscal Year End Option Exercises and Values

By Design has not had a stock option plan or other similar incentive compensation plan for officers, directors and employees, and no stock options, restricted stock or SAR grants were granted or were outstanding at any time.

.

Employment Agreements

There are currently no employment agreements in place.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires our directors, executive officers and persons who own more than 10% of a registered class of our equity securities, file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities.  Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.  All such persons have filed all reports.

COPIES OF PUBLIC FILINGS

We will furnish a copy of our annual report on Form 10-K for the year ended December 31, 2009, and any exhibit referred to in that filing without charge to each person to whom this information statement is delivered upon written or oral request by first class mail or other equally prompt means within one business day of receipt of such request.  Any request should be directed to Gary S. Ohlbaum at By Design, Inc., 2519 East Kentucky Ave., Denver, Colorado 80209, tel.: (303) 660-6964.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, file annual, quarterly and current reports and other information with the SEC.  Reports and other information can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, N.W., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for more information about its public reference room.  Most of our filings also are available to you free of charge at the SEC’s website at http://www.sec.gov.